UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 19, 2019

RW Holdings NNN REIT, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-55776	47-4156046
(State or other jurisdiction of incorporation )	(Commission File Number)	(I.R.S. Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, California

92626

(Address of principal executive offices)

(Zip Code)

(855) 742-4862

(Registrant’s telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01	Entry into a Material Definitive Agreement.

On September 19, 2019, RW Holdings NNN REIT, Inc. (the “Registrant”), Rich Uncles NNN REIT Operating Partnership, LP (“NNN REIT OP”), Rich Uncles Real Estate Investment Trust I (“REIT I”) and Katana Merger Sub, LP, a wholly-owned subsidiary of the Registrant (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

In addition, on September 19, 2019, the Registrant, NNN REIT OP, BrixInvest, LLC (“BrixInvest”), the Registrant’s sponsor and the parent company of the Registrant’s advisor, and Daisho OP Holdings, LLC, a wholly-owned subsidiary of BrixInvest (“Daisho”), entered into a Contribution Agreement (the “Contribution Agreement”) whereby the Registrant will acquire substantially all of the assets of BrixInvest, as further described in Self-Management Transaction below.

Agreement and Plan of Merger

Subject to the terms and conditions of the Merger Agreement, REIT I will merge with and into Merger Sub, with Merger Sub surviving as a direct, wholly-owned subsidiary of the Registrant (the “Merger”). At such time, the separate existence of REIT I shall cease. The Merger is subject to certain closing conditions, including the approval of the Merger by both the Registrant’s stockholders and REIT I’s shareholders, as discussed below. The Merger is expected to close as soon as practicable following the Registrant’s stockholders meeting, which currently is expected to be held in December 2019, and the satisfaction of the closing conditions.

The combined company following the Merger (the “Combined Company”) will retain the name “RW Holdings NNN REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each REIT I common share (the “REIT I Common Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than REIT I Common Shares owned by the Registrant or any wholly-owned subsidiary of the Registrant) will be automatically canceled and retired, and converted into the right to receive one share of Class C common stock of the Registrant (the “Class C Common Stock”), with any fractional REIT I Common Shares converted into a corresponding number of fractional shares of Class C Common Stock.

The Registrant will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) in connection with its issuance of shares of Class C Common Stock as consideration in the Merger. The Form S-4 will include a prospectus of the Registrant and a proxy statement of each of the Registrant and REIT I relating to their respective meetings of stockholders or shareholders to be held to vote on the Merger and the Merger Agreement, as well as other matters (the “Joint Proxy Statement and Prospectus”).

The Merger Agreement contains customary covenants, including covenants prohibiting the Registrant, its subsidiaries and representatives, and REIT I and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The Merger Agreement also provides that prior to the approval of the Merger by the companies’ respective shareholders, the board of directors of the Registrant or the board of trust managers of REIT I may in certain circumstances make an Adverse Recommendation Change (as such term is defined in the Merger Agreement), subject to complying with certain conditions set forth in the Merger Agreement.

The board of directors of the Registrant immediately prior to the effective time of the Merger will continue to serve as the board of directors of the Combined Company until the next annual meeting of the stockholders of the Combined Company (and until their successors are duly elected and qualify).

The Merger Agreement may be terminated under certain circumstances, including, but not limited to, by either the Registrant or REIT I (in each case, with the prior approval of their respective board’s special committee) if the Merger has not been consummated on or before 11:59 p.m. Pacific time on March 31, 2020, if a final and non-appealable order is entered permanently restraining or otherwise prohibiting the Merger, if the approval of the Merger by the stockholders of the Registrant or the shareholders of REIT I (each, a “Stockholder Approval”) has not been obtained or upon a material uncured breach by the other party that would cause the closing conditions in the Merger Agreement not to be satisfied. In addition, REIT I may terminate the Merger Agreement upon written notice to the Registrant (i) if REIT I has properly accepted a “Superior Proposal” (as defined in the Merger Agreement) at any time prior to receipt by REIT I of the Stockholder Approval pursuant to the terms of the Merger Agreement, (ii) upon an Adverse Recommendation Change by the Registrant, (iii) upon the Registrant’s board of directors approving, adopting or publicly endorsing a Competing Proposal (as such term is defined in the Merger Agreement), (iv) upon the failure of the Registrant’s board of directors to recommend against acceptance of any tender offer for shares of the Registrant’s common stock that constitutes a Competing Proposal, or (v) upon the Registrant’s material violation of certain provisions of the Merger Agreement that has not been or cannot be cured.

The Registrant may terminate the Merger Agreement upon written notice to REIT I (i) if the Registrant has properly accepted a Superior Proposal at any time prior to receipt by the Registrant of the Stockholder Approval pursuant to the terms of the Merger Agreement, (ii) upon an Adverse Recommendation Change by REIT I, (iii) upon REIT I’s board of trust managers approving, adopting or publicly endorsing a Competing Proposal, (iv) upon the failure of REIT I’s board of trust managers to recommend against acceptance of any tender offer for REIT I Common Shares that constitutes a Competing Proposal, (v) upon the failure of REIT I’s board of trust managers to include its recommendation in favor of the Merger in the Joint Proxy Statement and Prospectus to be distributed to REIT I’s shareholders or (vi) upon REIT I’s material violation of certain provisions of the Merger Agreement that has not been or cannot be cured.

If the Merger Agreement is terminated in connection with REIT I’s acceptance of a Superior Proposal, approval of a Competing Proposal or making an Adverse Recommendation Change prior to receipt by REIT I of the Stockholder Approval, then REIT I must pay to the Registrant a termination payment of $2,540,000. If the Merger Agreement is terminated in connection with the Registrant’s acceptance of a Superior Proposal, approval of a Competing Proposal or making an Adverse Recommendation Change prior to receipt by the Registrant of the Stockholder Approval, then the Registrant must pay to REIT I a termination payment of $2,540,000.

The Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties contained in the Merger Agreement are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by each of the Registrant and REIT I. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders.

The obligation of each party to consummate the Merger is subject to a number of conditions, including receipt by each party of the Stockholder Approval, receipt of regulatory approvals, delivery of certain documents and consents, the truth and correctness of the representations and warranties of the parties, subject to the materiality standards contained in the Merger Agreement, the SEC declaring the Form S-4 effective under the Securities Act of 1933, as amended (the “Securities Act”), and the absence of a material adverse effect with respect to either the Registrant or REIT I. Therefore, no assurance can be given that the closing of the Merger will occur.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about the Registrant or REIT I. The representations, warranties and covenants contained in the Merger Agreement were made as of specified dates solely for the benefit of the parties to the Merger Agreement, and are not intended as statements of fact to be relied upon by the Registrant’s stockholders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the Merger Agreement, including as part of the representations and warranties, have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Registrant or REIT I. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Registrant’s public disclosures. The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Self-Management Transaction

The Contribution Agreement provides for a series of transactions, agreements, and amendments to the Registrant’s existing agreements and arrangements whereby the Registrant will acquire substantially all of the assets of BrixInvest in exchange for 657,949.5 units of Class M limited partnership interest (the “Class M OP Units”) in NNN REIT OP (the “Self-Management Transaction”). Prior to the closing of the Self-Management Transaction, (i) substantially all of BrixInvest’s assets and liabilities will be contributed to Daisho’s wholly-owned subsidiary, modiv, LLC (“modiv”), and (ii) BrixInvest will spin off Daisho to the BrixInvest members (the “Spin Off”). Pursuant to the Self-Management Transaction, Daisho will contribute to NNN REIT OP all of the membership interests in modiv in exchange for the Class M OP Units. As a result of these transactions and the Self-Management Transaction, BrixInvest, through its subsidiary, Daisho, will transfer all of its operating assets, including but not limited to (a) all personal property used in or necessary for the conduct of BrixInvest’s business, (b) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto and certain domain names, (c) all continuing employees, and (d) certain other assets and liabilities, to modiv, and will distribute 100% of the ownership interests in Daisho to the members of BrixInvest in the Spin Off. BrixInvest is currently engaged in the business of serving as the sponsor platform supporting the operations of the Registrant, REIT I and BRIX REIT, Inc., including serving, directly or indirectly, as the advisor and property manager to the Registrant, REIT I and BRIX REIT, Inc. The Registrant is the sole general partner of NNN REIT OP. Therefore, upon the consummation of the Self-Management Transaction, the Registrant will become self-managed, and if the Merger is consummated, the Combined Company would become self-managed.

The terms of the Class M OP Units to be issued in the Self-Management Transaction will be set forth in the Second Amended and Restated Limited Partnership Agreement, which will become effective upon the closing of the Self-Management Transaction (the “Amended OP Agreement”).

The Class M OP Units will be non-voting, non-dividend accruing, and will not be able to be transferred or exchanged prior to the one-year anniversary of completing the Self-Management Transaction. Following the one-year anniversary of completing the Self-Management Transaction, the Class M OP Units will be convertible into units of Class C limited partnership interest in NNN REIT OP (“Class C OP Units”) at a conversion ratio of 5 Class C OP Units for each 1 Class M OP Unit, subject to a reduction in the conversion ratio (which reduction varies depending upon the amount of time held) if the exchange occurs prior to the four-year anniversary of completing the Self-Management Transaction. Under the Amended OP Agreement, the Class C OP Units will continue to be exchangeable for cash or the Registrant’s shares of Class C Common Stock on a 1 for 1 basis, as determined by the Registrant.

The Class M OP Units will be eligible for an increase in the conversion ratio if the Registrant achieves each of the targets for assets under management (“AUM”) and adjusted funds from operations (“AFFO”) in the years set forth below:

	Hurdles
	AUM ($ in billions)	AFFO Per Share ($)	Class M Conversion Ratio
Initial Conversion Ratio			1:5.00
Fiscal Year 2021	$0.860	$0.59	1:5.75
Fiscal Year 2022	$1.175	$0.65	1:7.50
Fiscal Year 2023	$1.551	$0.70	1:9.00

At the closing of the Self-Management Transaction, the Registrant, NNN REIT OP, and Daisho intend to enter into a registration rights agreement, pursuant to which Daisho (or any successor holder) will have the right, after one year from the date of the Self-Management Transaction, to request the Registrant to register for resale under the Securities Act shares of its Class C Common Stock issued or issuable to such holder in exchange for the Class C OP Units as described above.

The Contribution Agreement contains customary representations, warranties, covenants and agreements of the Registrant, NNN REIT OP, BrixInvest and Daisho. The closing of the Self-Management Transaction is subject to the satisfaction or waiver of various closing conditions, and therefore no assurance can be given that closing of the Self-Management Transaction will occur.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, which is filed as Exhibit 2.2 and is incorporated herein by reference. A copy of the Contribution Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about the Registrant or BrixInvest. The representations, warranties and covenants contained in the Contribution Agreement were made as of specified dates solely for the benefit of the parties to the Contribution Agreement, and are not intended as statements of fact to be relied upon by the Registrant’s stockholders, but rather as a way of allocating the risk between the parties to the Contribution Agreement in the event the statements therein prove to be inaccurate. Statements made in the Contribution Agreement, including as part of the representations and warranties, have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Contribution Agreement, which disclosures are not reflected in the Contribution Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Registrant or BrixInvest. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Contribution Agreement, which subsequent information may or may not be fully reflected in the Registrant’s public disclosures. The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Item 7.01	Regulation FD Disclosure.

On September 19, 2019, the Registrant and REIT I issued a joint press release announcing the Merger pursuant to the Merger Agreement as well as the Self-Management Transaction, both as described in detail in Item 1.01 above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein solely for purposes of this Item 7.01 disclosure.

Pursuant to the rules and regulations of the SEC, the information in this Item 7.01 disclosure, including Exhibits 99.1 and information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

Temporary Suspension of Primary Offerings, Distribution Reinvestment Plans and Share Repurchase Programs

In connection with the transactions contemplated herein, on September 18, 2019, the board of directors of the Registrant approved the temporary suspension of the primary offering portion of its initial public offering of shares of Class C Common Stock, which is registered with the SEC under the Securities Act (the “Registered Primary Offering”), and the primary offering portion of its offering of shares of Class S common stock (“Class S Common Stock”), which it offers exclusively to non-U.S. Persons pursuant to an exemption from the registration requirements of the Securities Act under and in accordance with Regulation S promulgated thereunder (“Regulation S Primary Offering” and, together with the Registered Primary Offering, the “Primary Offerings”), effective as of the close of business on September 18, 2019. The Registrant’s automatic investment program will also be temporarily suspended effective as of the close of business on September 18, 2019. The Primary Offerings and the automatic investment program will remain suspended until such time, if any, as the Registrant’s board of directors, in its discretion, may approve resuming the Primary Offerings, at which time stockholders enrolled in the automatic investment program will again automatically purchase shares pursuant to such program unless otherwise determined by the Registrant’s board of directors.

The Registrant’s policy will be to accept subscription agreements only if a prospective investor has submitted all required and executed subscription documentation on or before the close of business on September 18, 2019.

The board of directors of the Registrant has also approved the temporary suspension of its distribution reinvestment plans for Class C Common Stock and Class S Common Stock (the “DRPs”) and the Registrant’s share repurchase programs for Class C Common Stock and Class S Common Stock (“SRPs”). Redemption requests submitted prior to October 19, 2019 will be honored in accordance with the terms of the SRPs, and the SRPs will be officially suspended as of the close of business on October 19, 2019. Pursuant to the suspension of the DRPs, beginning September 19, 2019, all future distributions shall be paid to the Registrant’s stockholders in cash. The DRPs and the SRPs will remain suspended until such time, if any, as the Registrant’s board of directors, in its discretion, may approve the reinstatement of the DRPs and SRPs.

Annual Meeting of Stockholders

The Registrant currently anticipates holding its annual meeting of stockholders in December 2019 in connection with obtaining the Stockholder Approval. The exact date, time and location of the Registrant’s annual meeting of stockholders will be set forth in the Joint Proxy Statement and Prospectus when it is available and furnished to the Registrant’s stockholders after the Form S-4 is declared effective by the SEC. Because the date of the Registrant’s annual meeting of stockholders is more than 30 days after the date of the Registrant’s 2018 annual meeting of stockholders, the new deadline for the receipt of any shareholder proposal intended to be included in the Registrant’s proxy materials for its 2019 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act is October 4, 2019, which the Registrant believes is a reasonable time before it expects to furnish the Joint Proxy Statement and Prospectus to stockholders in connection with its 2019 annual meeting of stockholders.

Settlement of SEC Investigation

Since 2017, the SEC has been conducting an investigation related to, among other things, the advertising and sale of securities in connection with the Registrant’s registered public offering of securities and compliance with broker-dealer regulations. In connection with the investigation, the Registrant and certain associates have received and responded to subpoenas from the SEC, including requests for various documents related to the Registrant, the Registrant’s sponsor, and the Registrant’s registered public offering of securities. The Registrant has cooperated and intends to continue to cooperate with the SEC in this matter.

Recently, the Registrant’s sponsor proposed a settlement of the investigation to the staff of the enforcement division of the SEC (the “Staff”) related to alleged violations by the Registrant’s sponsor of the registration requirements under Section 5(b)(1) of the Securities Act and the broker-dealer registration requirements under Section 15(a) of the Exchange Act. The Staff intends to recommend the settlement to the SEC, but the terms of any settlement are subject to final approval by the SEC. Although the Registrant is not a party to the proposed settlement and the Registrant understands that the Staff does not to intend to recommend any action against the Registrant, the proposed settlement terms, if approved by the SEC, would result in the securities the Registrant issues in any offering, including the Registrant’s currently registered public offering of securities, being distributed only through a registered broker-dealer. The Registrant and its sponsor will disclose the terms of the proposed settlement if and when the SEC approves the settlement. The Registrant can provide no assurances regarding the timing of approval of the settlement by the SEC or whether the SEC will approve the settlement on the terms recommended by the Staff or at all.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the Merger, the Registrant will prepare and file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement and Prospectus jointly prepared by the Registrant and REIT I, and other related documents. The Joint Proxy Statement and Prospectus will contain important information about the Merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY THE REGISTRANT AND REIT I WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REGISTRANT, REIT I AND THE MERGER. Investors and stockholders of the Registrant and REIT I may obtain free copies of the registration statement, the Joint Proxy Statement and Prospectus and other relevant documents filed by the Registrant and REIT I with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Registrant and REIT I with the SEC are also available free of charge on the Registrant’s and REIT I’s website at www.RichUncles.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

The Registrant, REIT I and their respective directors, trust managers and executive officers may have direct or indirect interests in the Merger due to securities holdings, indemnification agreements and employment terms, and may be deemed to be participants in the solicitation of proxies from the Registrant’s stockholders and REIT I’s shareholders in respect of the Merger. Information regarding the Registrant’s directors and executive officers can be found in the Registrant’s most recent Annual Report on Form 10-K filed with the SEC on March 29, 2019. Information regarding REIT I’s trust managers and executive officers can be found in REIT I’s most recent Annual Report on Form 10-K filed with the SEC on March 27, 2019. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement and Prospectus and other relevant documents filed with the SEC in connection with the Merger if and when they become available. These documents are available free of charge on the SEC’s website and from the Registrant or REIT I, as applicable, using the sources indicated above.

Forward-Looking Statements

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Registrant can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Registrant’s expectations include, but are not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability of the Registrant or REIT I to obtain the Stockholder Approval or the failure to satisfy the other conditions to completion of the Merger; the Registrant’s inability to consummate the Self-Management Transaction; risks related to disruption of management’s attention from the ongoing business operations due to the Merger and/or the Self-Management Transaction; the possibility that the SEC will not approve the settlement of the SEC investigation on the terms recommended by the Staff or at all; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of the Registrant or REIT I; and other factors, including those set forth in the Risk Factors section of the Registrant’s most recent Annual Report on Form 10-K for the year ended December 31, 2018, as updated by the Registrant’s subsequent Quarterly Reports on Form 10-Q for the periods ended March 31, 2019 and June 30, 2019 filed with the SEC, and other reports filed by the Registrant with the SEC, copies of which are available on the SEC’s website, www.sec.gov. The Registrant undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated September 19, 2019, by and among RW Holdings NNN REIT, Inc., Rich Uncles NNN REIT Operating Partnership, LP, Rich Uncles Real Estate Investment Trust I and Katana Merger Sub, LP

2.2	Contribution Agreement dated September 19, 2019, by and among Rich Uncles NNN Operating Partnership, LP, RW Holdings NNN REIT, Inc., BrixInvest, LLC and Daisho OP Holdings, LLC

99.1	Joint Press Release dated September 19, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RW HOLDINGS NNN REIT, INC.
(Registrant)

Dated: September 19, 2019	By:	/s/ Raymond J. Pacini
		Name:	Raymond J. Pacini
		Title:	Chief Financial Officer